CUSIP No. 62544X209

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Multiband Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

62544X209

(CUSIP Number)

RED OAK PARTNERS, LLC

Attn: David Sandberg

304 Park Avenue South, 11th Floor

New York, NY 10010

(212) 614-8952

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                                      August 10, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62544X209

1		NAME OF REPORTING PERSONS Red Oak Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,456,652
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,456,652
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,456,652
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.71%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

____________________________

  1 Based on 21,695,609 shares of common stock outstanding at Aug 3, 2012, as reported by the Company on its DEF 14/A filed with the United States Securities and Exchange Commission on August 7, 2012.

CUSIP No. 62544X209

1		NAME OF REPORTING PERSON The Red Oak Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 862,798
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 862,798
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 862,798
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.98%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 62544X209

1		NAME OF REPORTING PERSON Pinnacle Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 593,854
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 593,854
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 593,854
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.74%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 62544X209

1		NAME OF REPORTING PERSON Pinnacle Fund, LLLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 593,854
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 593,854
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 593,854
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.74%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

1		NAME OF REPORTING PERSONS David Sandberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,456,652
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,456,652
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,456,652
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.71%[1]
14		TYPE OF REPORTING PERSON (See Instructions) IN

Item 4.  Purpose of Transaction.

Item 4 as previously filed is amended by adding the following language:

The Reporting Persons purchased the Common Stock subject to this Statement for investment purposes.  The Reporting Persons will review their investments in the Common Stock from time to time, and, subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Company, the availability and price of the Common Stock or other securities related to the Company, and other general market and investment conditions, the Reporting Persons may determine to:

•

acquire additional Common Stock through open market purchases or otherwise;

•

sell Common Stock through the open market or otherwise; or

•

otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Company, subject to the terms of the settlement agreement (attached as Exhibit A) dated August 10, 2012 between the Issuer and Reporting Persons.

Such transactions may take place at any time and without prior notice.  There can be no assurance, however, that any Reporting Person will take any such actions.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See attached Exhibit A

Item 7.  Material to be Filed as Exhibits.

Exhibit A – Settlement Agreement Dated August 10, 2012 between the Issuer and Reporting Persons.

SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2012

By:	/s/ David Sandberg
Name: David Sandberg

RED OAK PARTNERS, LLC
By:	/s/ David Sandberg
Name: David Sandberg
Title: Managing Member

THE RED OAK FUND, L.P.
By: RED OAK PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
Name:	David Sandberg
Title:	Managing Member

PINNACLE PARTNERS, LLC
By: RED OAK PARTNERS, LLC, its managing member

By:	/s/ David Sandberg
Name:	David Sandberg
Title:	Managing Member

PINNACLE FUND, LLLP
By: PINNACLE PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
Name:	David Sandberg
Title:	Managing Member

Footnotes

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